UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The ExOne Company

(Full name of Registrant)

Not Applicable

(Former if Applicable)

127 Industry Boulevard

(Address of Principal Executive Office)

North Huntingdon, Pennsylvania 15642

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The ExOne Company (the “Company”) has been delayed in filing its Annual Report on Form 10-K for the year ended December 31, 2014 (the “2014 10-K”).

This delay is due to a shorter deadline to file the 2014 10-K because the Company became an accelerated filer on December 31, 2014. Additional time beyond the shorter deadline is required for the Company to complete its consolidated financial statements for the year ended December 31, 2014. The reason causing the delay to file the 2014 10-K could not be eliminated by the Company without unreasonable effort or expense.

The Company plans to file its Form 10-K for the year ended December 31, 2014 with the SEC as soon as possible and within the 15 calendar day grace period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian W. Smith	724	765-1350
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

See attached Exhibit 99.1 which is incorporated herein by reference.

The ExOne Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2015	By	/s/ Brian W. Smith
Chief Financial Officer

Exhibit 99.1

On March 16, 2015, the Company issued a press release announcing its results of operations for its fourth quarter and full year 2014 financial results and filed a current report on Form 8-K with the U.S. Securities and Exchange Commission. The amounts in our 2013 consolidated financial statements remain as filed.

As is more fully reported therein, revenue for the year ended December 31, 2014 was $43.9 million, up 11% compared with $39.5 million in the prior-year period, driven by 45% growth in global non-machine revenue, offset by lower machine revenue.

2014 gross profit was $10.5 million, compared with last year’s $15.6 million. The 2014 gross profit was impacted by costs associated with capacity consolidation and expansion in our facilities. Gross profit as a percentage of sales was 23.8% in 2014 compared with 39.4% last year. SG&A expense for 2014 was $24.0 million, up $7.9 million over the prior year related to a higher employee base and related facility costs. R&D expense was $8.2 million in 2014, compared with $5.1 million in 2013, reflecting the Company’s accelerated investments in growth.

Operating loss for 2014 was $21.8 million compared with an operating loss of $5.7 million during 2013. Net loss attributable to ExOne was $21.8 million in 2014 compared to $6.5 million in 2013.